UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                  Under the Securities Exchange Act of 1934


                                 InterTAN, Inc.
             ----------------------------------------------------
                                 Name of Issuer)

                                  Common Stock
             ----------------------------------------------------
                         (Title of Class of Securities)

                                    461120
             ----------------------------------------------------
                                 (CUSIP Number)

                  Mark C. Hill, Vice President and Secretary
                          Trans World Electronics, Inc.
                       100 Throckmorton Street, Suite 1900
                             Fort Worth, Texas 76102
                                 (817) 415-3924
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                November 11, 1997
             ----------------------------------------------------
              (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO. 461120                                              Pages 2 of 4


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          TRANS WORLD ELECTRONICS, INC.  IRS # 75-0035470
---------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a) [  ]                                                     (b) [X]
---------------------------------------------------------------------------
3 SEC USE ONLY

---------------------------------------------------------------------------
4 SOURCE OF FUNDS*
                               OO
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEMS
2(d) OR 2(E)    [ ]
---------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
                               TEXAS
---------------------------------------------------------------------------
           7 SOLE VOTING POWER
NUMBER OF                      1,449,007
SHARES
----------------------------------------------------------------------
OWNED BY   8 SHARED VOTING POWER
EACH                           NONE
REPORTING
----------------------------------------------------------------------
PERSON     9 SOLE DISPOSITIVE POWER
WITH                           1,449,007
      ----------------------------------------------------------------------
           10 SHARED DISPOSITIVE POWER
                               NONE
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,449,007
---------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [  ]
---------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    10.72%[= 1,449,007/all outstanding common
                                    plus warrants]
---------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                                    CO
---------------------------------------------------------------------------

                                     (2)

CUSIP NO. 461120                                                 Pages 3 of 4

Item 1 is hereby Amended as follows:

Item 1. Security and Issuer

      InterTAN Inc., a Delaware corporation ("InterTAN") common stock, par value $1.00 per share.

      Principal executive officers of InterTAN:

      Name and Title                      Address

      James T. Nichols                    201 Main Street, Suite 1805
      President and Chief                 Fort Worth, Texas  76102
      Executive Officer

      James G. Gingerich                  201 Main Street, Suite 1805
      Senior Vice President,              Fort Worth, Texas  76102
      Chief Financial Officer

      David Goldberg                      201 Main Street, Suite 1805
      Vice President,                     Fort Worth, Texas  76102
      Secretary and General Counsel

      Douglas C. Saunders                 201 Main Street, Suite 1805
      Vice President,                     Fort Worth, Texas  76102
      Corporate Controller

Item 2 is hereby Amended as follows:

Item 2. Identity and Background

      (a)  Name of Filing Person:
           Trans World Electronics, Inc.
      (b)  Business Address of Filing Person:
           100 Throckmorton Street, Suite 1800
           Fort Worth, Texas 76102
      (c)  Principal Occupation:
           Not Applicable
      (d)  Certain Criminal Proceedings:
           Not Applicable. Filing Person has not been convicted of a violation of any state or federal securities laws in one of the named types of criminal proceedings during the last five calendar years.
      (e)  Certain Civil Proceedings:
           Not Applicable. Filing Person has not been a party to any civil proceeding involving a judgment, decree or final order enjoining future violations of or prohibiting or mandating certain actions subject to state or federal securities laws or finding any violations with respect to such laws.
      (f)  Jurisdiction of organization:
           A Texas corporation

                                     (3)

CUSIP NO. 461120                                              Pages 4 of 4

Item 4 is hereby amended as follows:

Item 4. Purpose of Transaction

      InterTAN has issued Warrants to purchase 1,449,007 shares of InterTAN common stock, par value $1.00 per share (the "Warrants") to Trans World Electronics, Inc. ("TWE") pursuant to a Warrant Agreement dated August 5, 1993 between InterTAN and TWE (the "Warrant Agreement"). The Warrants are presently exercisable at the exercise price of $6.618 per share. The Warrants were issued as partial consideration for TWE's agreement to acquire certain debt of InterTAN and its subsidiaries, and for the renewal of certain license agreements between Tandy Corporation ("Tandy") and InterTAN and a Merchandise Agreement between A&A International, Inc. and InterTAN.

      The Warrants have been registered with the Securities Exchange Commission.

     In addition, TWE, Tandy and InterTAN, have entered into a letter of intent on November 11, 1997 providing that TWE will not effect any transactions regarding the Warrants until InterTAN repays the Series A Promissory Note or December 31, 1997, whichever occurs earlier. If InterTAN repays in full the Series A Promissory Note on or before 12/31/97 TWE will surrender all 1,449,007 Warrants to InterTAN for cancellation.

     There can be no assurance that this early repayment will occur given that the consummation of this transaction is subject to a number of conditions including InterTAN's obtaining third party consents.

      If the transaction does not occur, Tandy will continue to hold the Warrants for investment purposes.


Item 5 is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

      (a) Aggregate Number and Percent of Class of Securities: Warrants to acquire 1,449,007 shares of InterTAN common stock which is approximately 10.72% of the InterTAN common stock outstanding (including warrants).
      (b)  Sole Voting and Dispositive Power:
           1,449,007 shares.
      (c) Transactions in Common Stock During the Next Sixty Days: See Response to Item 4.
      (d) Other Persons with Right to Receive or Direct the Receipt of Dividends From, or The Proceeds From the Sale of Such Securities:
           None.
      (e)  Date on Which Person Ceased to Own Securities: Not applicable.

Item  6.  Contracts,   Arrangements,   Understandings  or  Relationships  with
Respect to Securities of the Issuer.

      Not Applicable

Item 7. Material to Be Filed as Exhibits

      (1)  Not Applicable
      (2)  a)  Warrant Agreement
           b)  Registration Rights Agreement
           c)  Warrant Certificate
      (3)  Not Applicable

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 1997        ________________________________________
                         Dwain H. Hughes
                         Vice President and
                         Treasurer

                                      (4)